Synalloy Corporation
                             2144 West Croft Circle
                        Spartanburg, South Carolina 29302

                                  June 2, 2009

Via EDGAR

Ms. Tricia Armelin
Staff Accountant
Mail Stop 7010
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549-3561

Re:      Synalloy Corporation
         Form 10-K for Fiscal Year Ended January 3, 2009
         Filed March 17, 2009
         File No. 0-19687

Dear Ms. Armelin:

         We have received the comment letter from you dated June 1, 2009, addressed to me, and are working on our response. Several of the people whose input we will need for our response are out of town, so we would not be able to provide a thorough response in the 10 business day time period you have requested. Accordingly, we expect to provide you with our response no later than July 1, 2009. Please let me know if this date presents a problem. My fax number is (864) 596-1501 and my e-mail address is gbowie@synalloy.com.

         Thank you for your help.

                                                     Sincerely,

                                                     s/Gregory M. Bowie
                                                     ---------------------------
                                                     Gregory M. Bowie
                                                     Chief Financial Officer